                                                  Filed by Clarent Corporation
                                                Pursuant to Rule 425 under the
                                                        Securities Act of 1933
                                                  and deemed filed pursuant to
                                                            Rule 14a-12 of the
                                               Securities Exchange Act of 1934

                                          Subject Company:  ACT Networks, Inc.
                                                   Commission File No. 0-25740

ACT Networks and Clarent Interoperability

[Graphic depicting an Internet Protocol ("IP") network as a cloud with lines connecting to a picture of a computer labeled "Clarent(TM) Gatekeeper," a picture of a computer labeled "Netmeeting Client," a picture of a monitor and a computer processor labeled "Clarent(TM) Command Center," and pictures of two computer processors labeled "SX-10 Gateway" and "Clarent(TM) Gateway 400," both of which are connected to telephone switchboards and telephones. The graphic is intended to depict several Clarent products connected to an Internet Protocol
(IP) network, which also has ACT Networks products attached to it. The graphic is intended to illustrate how the Clarent Gateways can exchange IP-based phone calls with the ACT Networks SX-10 Gateways. These products can also be managed by the Clarent back-end management system called the Clarent Command Center.]


                                    # # #

Additional Information and Where to Find It
-------------------------------------------

     Clarent plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and Clarent and ACT Networks expect to mail a Proxy Statement/Prospectus to stockholders of ACT Networks containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Clarent, ACT Networks, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from Clarent by mail to Clarent Corporation,

Clarent Corp.
ACT Networks and Clarent Interoperability
May 8, 2000
Page 2 of 3

700 Chesapeake Drive, Redwood City, California, 94063, Attention: Investor Relations, telephone: (650) 817-3999.

     In addition to the Registration Statement and the Proxy Statement/Prospectus, Clarent and ACT Networks file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Clarent or ACT Networks at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois.
Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Clarent's and ACT Networks' filings with the Commission are also available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http://www.sec.gov.

Solicitation of Proxies; Interests of Certain Persons in the Merger.
----------------------------------------------------------------------

     ACT Networks will be, and certain other persons named below may be, soliciting proxies from ACT Networks stockholders in favor of the adoption of the merger agreement. The directors and executive officers of ACT Networks and the directors and executive officers of Clarent may be deemed to be participants in ACT Networks' solicitation of proxies.

The following are the directors and executive officers of ACT Networks:


Name                            Position
----                            --------
Andre de Fusco                  President, Chief Executive Officer, and Director
William W. Ambrose              Director
Archibald J. McGill             Director
Frederick W. Gluck              Director
Robert Musslewhite              Director
Dave Weisman                    Vice President, Marketing
Alain Gravel                    Vice President, Engineering
Robert J. Faulk                 Chief Financial Officer and
                                 Vice President, Finance
Eric Grubel                     Vice President, Worldwide Sales
Ramin Sadr                      Chief Technology Officer

Clarent Corp.
ACT Networks and Clarent Interoperability
May 8, 2000
Page 3 of 3

The following are the directors and executive officers of Clarent:

Name                            Position
----                            --------
Jerry Shaw-Yau Chang            Chief Executive Officer, President and Director
Michael F. Vargo                Senior Vice President, Chief Technology
                                 Officer and Director
William R. Pape                 Director
Wen Chang Ko                    Director
Syaru Shirley Lin               Director
Richard J. Heaps                Chief Operating Officer, Chief Financial
                                 Officer, General Counsel and Secretary
Mark E. McIlvane                Senior Vice President, Worldwide Sales
Heidi H. Bersin                 Senior Vice President, Corporate Marketing and
                                 Communications
Mong Hong (Mahan) Wu            Senior Vice President and General Manager,
                                 Asia Pacific
Peter K. Bohacek                Senior Vice President, Business Development
                                 and Product Marketing

  The directors and executive officers of ACT Networks have interests in the merger, some of which may differ from, or may be in addition to, those of ACT Networks' stockholders generally. Those interests include:

* in connection with the merger, Andre de Fusco, Alain Gravel, and certain key engineers have entered or will enter into employment and noncompetition agreements with Clarent;

* certain of the directors and executive officers of ACT Networks may own options to purchase shares of ACT Networks common stock which will become vested and exercisable in connection with the merger;

* certain of the directors and executive officers of ACT Networks are covered by severance plans that are triggered in connection with the merger; and

* Clarent has agreed to provide indemnification and director and officer liability insurance coverage to the directors and executive officers of ACT Networks following the merger.